Exhibit 1.3

SPD-Smartglass being shown throughout europe in september

IN MAJOR MULTI-INDUSTRY COLLABORATION

Woodbury, New York and Tel Aviv/Jaffo, September 19, 2022 – A series of high-profile showcases of SPD-SmartGlass have begun at various public events in Europe. Last week, in Italy, Suspended Particle Device (SPD) electronically dimmable technology was unveiled in the panoramic sunroof on a new sports car model entering serial production for delivery to customers in the second half of next year. This week, SPD-SmartGlass will debut at two major events in Germany.

Joseph Harary and Eyal Peso, the CEOs of Research Frontiers and Gauzy, respectively noted: “Within the course of one week, new products using SPD-SmartGlass technology were introduced in automotive, trains, architecture, and consumer electronics applications. This is the broadest spectrum of SPD-SmartGlass products for these industries ever shown.”

Research Frontiers (Nasdaq: REFR) is the industry leader and inventor of patented fast-responding SPD light-control technology for use in smart windows and other products. Gauzy is the industry leader in material sciences for smart windows and a licensee of Research Frontiers, as well as a strategic investor in Research Frontiers. Gauzy is a leading manufacturer of SPD light-control film, specializing in coating, and proprietary technology in electronics, control systems, and specialty interlayers and assembly processes. The company sells SPD-SmartGlass products and technologies for the architecture, automotive, aeronautics, mass transit, and boating industries. Gauzy’s SPD LCG® (light control glass) films are produced at Gauzy’s factory near Stuttgart, Germany using chemicals and nanoparticles that Gauzy produces in Israel.

Imagine a light-control film that allows users to instantly change the film’s tint from clear to dark or any state in between at the touch of a button, in response to commonly-used sensors, or integrated as part of a building’s or vehicle’s control system. This SPD-Smart film uses specially-engineered nanoparticles suspended and distributed throughout this flexible film to accomplish this. While it might sound futuristic, it has been used reliably to replace aircraft window shades since 2001, in tens of thousands of vehicles by Mercedes and McLaren beginning in 2011, and is scheduled for introduction on upcoming car models from Cadillac and other auto makers. It also has been featured in yachts, cruise ships, trains, buses and museums (protecting priceless artwork and collectibles from visible light damage), and architectural applications such as a 10 thousand square foot roof at the 2015 World’s Fair in Milan.

Building and vehicle occupants can instantly change the tint of their windows or sunroofs to help keep out harsh sunlight and heat, and create an open-air feeling even when the window or sunroof is closed. Glass or plastic using Research Frontiers’ patented SPD-SmartGlass technology effectively blocks UV and infrared rays in both clear and darkly tinted modes, helping keep interiors cooler, and protecting occupants and interiors while also enhancing security, comfort and privacy. In vehicles such as cars and trains, some of the other benefits of SPD-SmartGlass include significant heat reduction inside the vehicle (by up to 18ºF/10ºC), UV protection, glare control, reduced noise, and reduced fuel consumption. Independent calculations also show that use of SPD-SmartGlass can reduce CO2 emissions by four grams per kilometer, and increase the driving range of electric vehicles by approximately 5.5 percent.

Here is where you can experience this amazing electronically dimmable technology this week (both shows are being held September 20-23, 2022) made possible by Gauzy’s co-developments and partnerships with Research Frontiers and industry leaders:

InnoTrans (Berlin, Germany, Hall# 1.1B, Booth #560)

●	Gauzy will showcase its SPD T-OLED in cooperation with LG Display, the world’s industry-leading manufacturer of Transparent OLED, in a railway compliant Insulated Glass Unit (IGU) for the first time at InnoTrans 2022. Two specially tempered IGUs laminated by industry leading glass fabricators AGC and OSG respectively are on display. Each use LG Display’s state-of-the-art 55” Transparent OLED display with Gauzy SPD for high contrast and vibrant advertising and messaging in shifting lighting conditions when SPD is tinted, or a transparent window when SPD is on (clear mode). IGU implementation allows for impact and vibration resistance on glass for increased safety and an undisturbed viewing experience. Gauzy can also apply its IGU and SPD technologies to vehicle passenger windows, first class cabins, and interior displays such as dividers/partitions, and content may include route messaging, branding, scenic imagery, or ad space to enhance revenue platforms.

●	The platinum concept created by Gauzy for Talgo, the Spain-based railway OEM: a segmented SPD railway compliant IGU which allows passengers to instantly dim entire windows or specific areas for precise shading that increases visual and thermal comfort. This SPD-SmartGlass window, which can be controlled directly by passengers at their seat with touch controls on the glass, enhance the passenger experience while providing benefits including; modern aesthetics, an easy to clean privacy and shading solution, and a future focused approach to interior cabin design. Gauzy is providing the glazing as a Tier-1 supplier with in-house lamination at its Vision Systems site in France, with singlets and IGU compilation by Star Glass.

●	Rehau, in collaboration with Gauzy and Research Frontiers, will be presenting as part of the major Deutsche Bahn (DB) “Ideas Train” exhibition at Innotrans, an SPD-SmartGlass window system for trains, enabling continuously variable shading of carriage windows. This DB innovation project demonstrates how continuously variable shading using SPD-SmartGlass technology can raise comfort and sustainability to a new level in the trains of the future. These trains will be safer, more comfortable and more functional. Rehau’s smart glass train window system combines all three attributes and permits the individually adjustable shading of each window so that passengers can choose the light conditions they prefer for reading, working or gazing into the distance. The SPD-SmartGlass film integrated into the glass reduces heat build-up in the carriage caused by the sun shining in, thereby saving energy needed for air conditioning, and it requires no mechanical maintenance work, unlike traditional solutions using curtains or blinds. The digital interface for the SPD-SmartGlass is easy for passengers to operate, and it also can be controlled centrally.

SPD-SmartGlass train windows on display at InnoTrans.

Photos courtesy of Rehau (top) and LG Display (bottom).

Glasstec (Dusseldorf, Germany, Hall 11, Booth #B11)

●	Co-developed by Gauzy and BOS, an international leader in the manufacturing and distribution of innovative systems and components for the automotive industry, a fully segmented mechatronic sunroof with Gauzy SPD allowing for dimmable shading with up to 99% light blocking in zoned areas, increased headspace for more spacious interiors by up to 45mm, increases DLO (day light opening) by 40mm (longitudinal) to 120mm (transverse) (depending on structural stability of the glass panel itself), which eliminates standard shading systems (Rollo or Shading plate).

●	Co-developed by Gauzy and LG Display, a transparent OLED allowing for high contrast transparent displays in shifting light conditions. When the SPD is off, even brighter content is delivered, and when the SPD is on, displays are both transparent with visual content. This provides unique opportunities for extended messaging that can be used for revenue generating ads, brand promotion, and infotainment in automotive and architecture.

●	Gauzy’s next-generation version of its patented ATE (automatic testing equipment) - an automated testing table and software that validates the optical, electrical, and mechanical performance of smart glass film prior to lamination, and laminated smart glass post lamination, ensuring improved product quality assurance and reduced wasted materials that benefit fabricators bottom line, and premium end products meeting customers quality requirements.

The markets for SPD-Smart film are already well-established. Research Frontiers has licensed over 40 chemical, film, and glass companies now selling products for the automotive, aircraft, marine, train, museum and consumer electronics industries. Research Frontiers patented SPD-SmartGlass technology is the same best-selling smart window technology that can be found on tens of thousands of various existing cars from Mercedes and McLaren, and on upcoming car models from Cadillac and other auto makers. It can be used to replace mechanical shading elements in buildings and vehicles, and can create privacy on demand.

In addition to having over 70 certified laminators and other industrial partners, Gauzy has an established customer base in built environments and various mobility divisions, strategically aligned with leading brands such as Avery Dennison and Hyundai, and chosen by customers such as LG Display, BMW, Texas Instruments, Gensler, Clestra Hausermann, and many more for light control technology needs. Vision Systems now brings to Gauzy the largest market share of cockpit shading solutions, and new core industries to service including private and commercial aviation, marine, railway, bus and coach, and motorhomes. Trusted customers in these industries include HondaJet, Airbus, Airbus Helicopters, Dassault, Epic Aviation Fritzmeier, Prevost and a number of others.

About Gauzy Ltd.

Gauzy Ltd. is a world leading material science company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, the company has additional subsidiaries and entities based in Germany, France, The United States, Canada, China, and Dubai. Gauzy serves leading brands in over 50 countries through direct fulfillment and a certified and trained distribution channel. For more news and information about Gauzy, please visit www.gauzy.com, and on social media at LinkedIn, YouTube, and Facebook.

Gauzy has a recently-expanded state-of-the-art material synthesis facility in Israel, and a custom 11,000 square meter SPD production facility strategically located near Stuttgart, Germany. This production site is dedicated to producing 1,000,000 sqm of SPD material yearly for the automotive and architectural industries. Gauzy’s state-of-the-art production techniques have brought down the cost of SPD-Smart light control technology significantly, has shortened delivery times to customers, and have added new capabilities and functionality to the world of smart glass.

About Research Frontiers Inc.

Research Frontiers (Nasdaq: REFR) is a publicly traded technology company and the developer of patented SPD-Smart light-control film technology which allows users to instantly, precisely and uniformly control the shading of glass or plastic products, either manually or automatically. Research Frontiers has licensed its smart glass technology to over 40 companies that include well known chemical, material science and glass companies. Products using Research Frontiers’ smart glass technology are being used in tens of thousands of cars, aircraft, yachts, trains, homes, offices, museums and other buildings. For more information, please visit our website at www.SmartGlass.com, and on Facebook, Twitter, LinkedIn and YouTube.

Note: From time to time Research Frontiers may issue forward-looking statements which involve risks and uncertainties. This press release contains forward-looking statements. Actual results, especially those reliant on activities by third parties, could differ and are not guaranteed. Any forward-looking statements should be considered accordingly. “SPD-Smart” and “SPD-SmartGlass” are trademarks of Research Frontiers Inc. “LCG®” (Light Control Glass) is a trademark of Gauzy Ltd. “Cadillac” is a trademark of General Motors. “MAGIC SKY CONTROL” and “Mercedes-Benz” are trademarks of Daimler AG.

For further information, please contact:

Eyal Peso
Founder and CEO
Gauzy Ltd.
+972-72-2500385
info@gauzy.com

Brittany Kleiman Swisa
VP of Marketing
Gauzy Ltd.
+1-214-501-2469
marketing@gauzy.com

Joseph M. Harary
President and CEO
Research Frontiers Inc.
+1-516-364-1902

Info@SmartGlass.com